

April 16, 2014

<u>Via E-mail</u>
Mr. D. Kirk McAllaster, Jr.
Chief Financial Officer and Treasurer
Cole Credit Property Trust, Inc.
2325 East Camelback Road, Suite 1100
Phoenix, Arizona 85016

> **Re:** **Cole Credit Property Trust, Inc.**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed by Cole Credit Property Trust, Inc. et al.**
> **Amendment No. 1 to Schedule 14D-9**
> **Filed by Cole Credit Property Trust, Inc.**
> **Filed April 11, 2014**
> **File No. 005-81912**

Dear Mr. McAllaster:

We have reviewed your filings and have the following comments.

Amendment No. 1 to Schedule 13E-3

General

1.   Please confirm that Amendment No. 1 to Schedule 13E-3 was disseminated to security holders.

2.   Please advise why you continue to file on Schedule TO.

Amendment No. 1 to Schedule 14D-9

Tender Offer, page 1

3.   We reissue prior comment 3. Disclosure continues to state that the representations and warranties in the merger agreement were made solely for the benefit of the parties. Please revise to remove any implication that the merger agreement does not constitute public disclosure under the federal securities laws.

Annex A – Opinion of Financial Advisor

4.   We note your response to prior comment 8. You have retained statements that the opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party, and that Duff & Phelps' liability in connection with the opinion is limited in accordance with the terms set forth in its engagement letter. Accordingly, as requested, please clearly disclose:

- the limitations on liability set forth in the engagement letter, and provide us with a copy of the engagement letter as supplemental information so that we may review these limitations;
- the basis for Duff & Phelps' belief that security holders cannot rely on its opinion;
- whether Duff & Phelps intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against it under applicable state law; and
- the specific extent to which Maryland law has addressed the availability of such a defense to Duff & Phelps.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Heath D. Linsky, Esq.
        Morris, Manning & Martin, LLP